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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
               --- THE SECURITIES EXCHANGE ACT OF 1934
                   [FEE REQUIRED]

                   For the fiscal year ended December 31, 1999

                                       OR

                   TRANSITION REPORT PURSUANT TO SECTION 15(d)
               --- OF THE SECURITIES EXCHANGE ACT OF 1934 [NO
                   FEE REQUIRED]

                   For the transition period from ______ to ______

                        Commission File Number 001-09378

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                              ServiceMaster Company
                              One ServiceMaster Way
                          Downers Grove, Illinois 60515



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee and the Trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                   /s/   Eric R. Zarnikow
         By:-------------------------------------------
                           E.R. Zarnikow
                  Senior Vice President and Treasure


                   /s/   Deborah A. O'Connor
         By:-------------------------------------------
                           D.A. O'Connor
                  Senior Vice President and Controller


                   /s/   Rita V. Figi
         By:-------------------------------------------
                           R.V. Figi
                     Director of Benefits

Date:  March 27, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
ServiceMaster Employee Share Purchase Plan:

We have audited the accompanying statements of net assets of the ServiceMaster Employee Share Purchase Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 1999 and 1998 and the changes in net assets for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 2000

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                            STATEMENTS OF NET ASSETS

                                                       As of December 31,

                                                     1999              1998
                                                   ---------        ---------

ASSETS:

     Cash                                        $   116,430      $   135,924
     Due from ServiceMaster                          680,039          600,325
                                                 -----------      -----------

NET ASSETS AVAILABLE                             $   796,469      $   736,249
                                                 ===========      ===========





                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS


                                                               Years Ended December 31,

                                                    1999                1998                  1997
                                               ---------------    ----------------      ----------------
TOTAL PLAN ASSETS AVAILABLE,

     BEGINNING OF PERIOD                       $       736,249    $        755,077      $        587,647
                                               ---------------    ----------------      ----------------

Additions:

     Participant contributions - Note 3              8,852,554           8,311,040             7,299,615
     ServiceMaster Company contributions             1,327,883           1,246,656             1,094,942
                                               ---------------    ----------------      ----------------

         Total Additions                            10,180,437           9,557,696             8,394,557
                                               ---------------    ----------------      ----------------


Deductions - Shares issued to participants          10,120,217           9,576,524             8,227,127
                                               ---------------    ----------------      ----------------


TOTAL PLAN ASSETS AVAILABLE,

     END OF PERIOD                             $       796,469    $        736,249      $        755,077
                                               ===============    ================      ================





                 The accompanying Notes to Financial Statements
                    are an integral part of these statements.

                   SERVICEMASTER EMPLOYEE SHARE PURCHASE PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.   THE PLAN

     The ServiceMaster Employee Share Purchase Plan (the "Plan") was created to give eligible employees, wishing to do so, a convenient means of purchasing The ServiceMaster Company shares through payroll deductions and cash contributions, supplemented by contributions made by The ServiceMaster Company ("ServiceMaster"). Employees of ServiceMaster or any subsidiary or affiliate which has adopted the Plan on behalf of its employees who regularly work nine months or more during the year, who have an average work week of 32 hours or more during the period worked and who have attained age 18 are eligible to participate in the Plan on the first business day of the calendar quarter coinciding with or subsequent to the first anniversary of their employment. As of December 31, 1999, 8,576 employees were participating in the Plan.

     Details relating to shares issued by the Plan (reflecting all share splits) from inception (July 1, 1972) through December 31, 1999, are as follows:

                                                  Number
                                                of Shares        Total Cost
                                                ---------        ----------
     Issued during the year ended
        December 31, 1999 to participants         641,494       $  10,120,217
     Issued from inception through
        December 31, 1998                      30,123,856          87,349,870
                                            -------------       -------------

     Total issued from inception through
        December 31, 1999                      30,765,350       $  97,470,087
                                            =============       =============




2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a) The transactions of the Plan are accounted for on the accrual basis of accounting.

     b) Expenses incurred by the Plan are paid by ServiceMaster.

     c) The preparation of the Plan's financial statements requires the Administrative Committee to make certain estimates and assumptions required under generally accepted accounting principles which may differ from actual results.

3.   CONTRIBUTIONS

     The amounts contributed by the participants and ServiceMaster during 1999, 1998, and 1997 were as follows:

                                                1999                           1998                               1997
                                           Contributed by                 Contributed by                     Contributed by
                                    Participants    ServiceMaster    Participants    ServiceMaster     Participants    ServiceMaster


     Participant contributions
       and ServiceMaster
       required contributions
       for the year                $   8,852,554    $    37,500      $  8,311,040     $     37,500     $  7,299,615    $    37,500

     ServiceMaster additional
       contributions                        -         1,290,383             -            1,209,156           -           1,057,442
                                   -------------    -----------      ------------     ------------     ------------    -----------

     Total contributions           $   8,852,554    $ 1,327,883      $  8,311,040     $  1,246,656     $  7,299,615    $ 1,094,942
                                   =============    ===========      ============     ============     ============    ===========

     Participant contributions and required ServiceMaster contributions are accounted for on the accrual basis. The ServiceMaster contribution to the Plan is equal to the lesser of 15% of total participant contributions or $37,500. ServiceMaster may elect to make additional contributions to the Plan as it deems appropriate. Participants may contribute a maximum of 10% of their prior year compensation as defined in the Plan agreement.

     The Board of Directors of ServiceMaster approved additional contributions which, together with the required ServiceMaster contributions previously made, were equivalent to a 15% matching of the participant contributions made during 1999, 1998, and 1997, for participants as of each year end.

4.   FEDERAL INCOME TAXES

     TAX STATUS OF THE PLAN - The Plan's trust does not qualify for tax exempt status under Section 501 of the Internal Revenue Code. However, the Plan incurs no tax liability since all Plan income is distributed to the participants.

     TAX STATUS OF EACH PARTICIPANT - Since the Plan does not qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code (the "Code") or as a "stock bonus plan" under Section 401 of the Code, the participant realizes income equal to his share of the ServiceMaster contributions and cash distributions on shares issued to the participant during the calendar year.

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation by reference of our report, dated March 27, 2000, appearing in the ServiceMaster Employee Share Purchase Plan Annual Report on Form 11-K for the year ended December 31, 1999, to the Company's previously filed Registration Statement Number 2-75851 on Form S-8.




ARTHUR ANDERSEN LLP

Chicago, Illinois
March 27, 2000